EXHIBIT 4.1

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of the capital stock of VolitionRx Limited, as set forth in our Second Amended and Restated Certificate of Incorporation, or our Charter, and our Amended and Restated Bylaws, or our Bylaws. References to “we,” “us,” and “our” refer to VolitionRx Limited. This summary does not purport to be complete and is qualified in its entirety by reference to our Charter and our Bylaws, copies of which have been filed as exhibits to our public filings with the Securities and Exchange Commission.

Common Stock

General. We have authority under our Charter to issue up to 150,000,000 shares of our common stock, par value $0.001 per share.

Voting Rights. Holders of shares of our common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders, including the election of directors.

Dividend Rights. The holders are entitled to receive dividends when, as and if declared by our board of directors, in its discretion, out of funds legally available therefor.

Right to Receive Liquidation Distributions. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

No Preemptive or Similar Rights. The holders of our common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.

Anti-Takeover Effects of Delaware Law, Our Charter and Our Bylaws

Certain provisions of Delaware law, our Charter and our Bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could result in an improvement of their terms.

Delaware Law. We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder.

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Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the “interested stockholder” and an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders. The provisions of the DGCL, our Charter and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Charter and Bylaw Provisions. Our Charter and our Bylaws include provisions that:

•	require that any action to be taken by our stockholders be effected at a duly-called annual or special meeting and not by written consent;

•

specify that special meetings of our stockholders can be called only by the board of directors, the chairman of the board, or the chief executive officer (or the president if there is no chief executive officer);

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors;

•	provide that the number of directors on our board of directors is fixed exclusively by our board of directors;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•

establish the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain derivative actions or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the General Corporation Law of the State of Delaware, or the DGCL, or any action asserting a claim governed by the internal affairs doctrine; and

•	provide that there is no right to cumulate votes with respect to any shares of capital stock.

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